

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
dgoldman@gabelli.com
gmaldonado@gabelli.com

October 3, 2013

Mr. A. Brent King
General Counsel and Corporate Secretary
Tredegar Corporation
1100 Boulders Parkway
Richmond, VA 23225

Dear Mr. King:

To echo our firm's corporate governance policy, we are not for management, nor are we against management, and just like you, we remain committed to shareholder value creation.

Along those lines, our firm's corporate governance policy calls for shareholders to vote on poison pills.

GAMCO will be evaluating all options available to it including the submission of a proposal to be included in the company's upcoming proxy to have shareholders vote on whether or not the poison pill should be continued.

Furthermore GAMCO believes that the enlargement of the threshold for the poison pill from 15% to 25% would underscore your company's focus and sensitivity to shareholder values.

As always, we are available to discuss both Tredegar as well as GAMCO's corporate governance procedures.

Sincerely,

David Goldman
General Counsel

DG/gm
Enclosures